FORM 6-K/A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

May 16, 2006

Pursuant to Rule 13a-16 or 15d-16 of

The Securities and Exchange Act of 1934

OAO TATNEFT

(also known as TATNEFT)

(name of Registrant)

75 Lenin Street

Almetyevsk, Tatarstan 423450

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F      X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No      X

May 16, 2006

May 15, 2006

On May 15, 2006, OAO Tatneft (the “Company”) disclosed in its statutory filing in Russia the following unaudited unconsolidated financial statements of the Company (balance sheet and profit and loss statement) prepared in accordance with Russian accounting regulations: for the year ended December 31, 2005 and for the first three months of 2006.

BALANCE SHEET

at March 31, 2006

Form N1

	OKUD Date (year, month, date)	CODES 710001 2006,04,28
Company: Joint stock company OAO “TATNEFT”	OKPO	136352
Taxpayer identification number	INN	1644003838
Field of activity: extraction, processing and marketing of crude oil	OKVED	11.10.1
Legal form/property form:	OKOPF	47
Unit of measurement: thousand of RR	OKEI	384/385
Address: Almetevsk, Lenina st., 75

ASSETS	Line code	At beginning of reporting period	At end of reporting period
1	2	3	4
I. NON-CURRENT ASSETS
Intangible assets	110	23,235	22,599
Fixed assets	120	49,841,367	49,882,207
Construction in progress	130	4,231,595	3,975,267
Income-bearing lease investments	135	—	—
Long-term financial investments	140	25,838,289	29,544,953
Deferred tax assets	145	—	—
Other non-current assets	150	237,578	231,271
Total Section I	190	80,172,064	83,656,297
II. CURRENT ASSETS
Inventories	210	18,790,185	9,181,757
including:
raw, materials and other inventories	211	1,167,740	1,210,647
livestock	212	164	166
work in progress	213	101,030	241,964
finished goods and goods for resale	214	4,917,108	4,204,450
goods dispatched	215	2,643,381	73,190
expenses related to future periods	216	9,960,762	3,451,340
other inventories and expenses	217	—	—
Value Added Tax on goods purchased	220	2,872,009	2,891,384
Accounts receivable (payment expected beyond 12 months of the reporting date)	230	4,198,814	3,557,319
including:
buyers and customers	231	876,247	669,891
Accounts receivable
(payment expected within 12 months of the reporting date)	240	22,429,996	31,541,278
including:
buyers and customers	241	16,707,993	26,835,029
Short-term investments	250	16,791,733	23,665,019
Monetary assets	260	14,310,913	21,294,973
Other current assets	270	—	—
Total Section II	290	79,393,650	92,131,730
TOTAL SECTIONS I and II	300	159,565,714	175,788,027

EQUITY AND LIABILITIES	Line code	At beginning of reporting period	At end of reporting period
1	2	3	4
III. EQUITY AND RESERVES
Charter capital	410	2,326,199	2,326,199
Treasury shares	411	—	—
Additional capital	420	40,881,178	40,837,545
Legal reserve	430	1,010,421	1,010,421
including:
reserves and provisions formed in accordance with legislation	431	116,310	116,310
reserves and provisions formed in accordance with charter documents	432	894,111	894,111
Retained earnings (outstanding losses)	470	94,726,433	107,009,731
Total Section III	490	138,944,231	151,183,896
IV. NON-CURRENT LIABILITIES
Borrowings and bank loans	510	3,573,390	3,434,432
Deferred tax liabilities	515	2,093,376	1,497,444
Other non-current liabilities	520	2,390	2,390
Total Section IV	590	5,669,156	4,934,266
V. CURRENT LIABILITIES
Borrowings and bank loans	610	4,215,136	3,506,480
Accounts payable	620	9,528,221	15,560,291
including:
suppliers and contractors	621	1,915,515	2,924,803
payable to staff	622	379,049	435,755
payable to state non-budget funds	623	77,493	114,149
payable to budget (taxes)	624	5,057,149	5,601,751
other creditors	625	2,099,015	6,483,833
Payable to participants (shareholders)	630	21,294	21,137
Income of future periods	640	383,931	330,290
Reserves for future expenses and payments	650	803,745	251,667
Other current liabilities	660	—	—
Total Section V	690	14,952,327	19,669,865
TOTAL SECTIONS III, IV, V	700	159,565,714	175,788,027

REFERENCE ON ITEMS ACCOUNTED ON OFF-BALANCE SHEET ACCOUNTS

Narrative	Line code	At beginning of reporting period	At end of reporting period
1	2	3	4
Rented fixed assets	910	4,614,484	4,887,687
(thereof by leasing)	911	3,254,574	3,505,214
Working and fixed assets received for storing	920	216,020	193,259
Goods on commission	930	—	—
Bad debts of insolvent debtors written off to losses	940	871,172	834,258
Securities of liabilities and payments received	950	—	—
Securities of liabilities and payments issued	960	2,390,186	1,958,961
Housing stock depreciation	970	16,265	16,066
Depreciation of auxiliary engineering facilities and other similar items	980	679	741
Intangible assets received for use	990	—	—

PROFIT AND LOSS ACCOUNT

for the three months ended March 31, 2006

	OKUD Date (year, month, date)		CODES 710001 2006,04,28
Company: Joint stock company OAO “TATNEFT”	OKPO		136352
Taxpayer identification number	INN		1644003838
Field of activity: extraction, processing and marketing of crude oil	OKVED		11.10.1
Legal form/property form:		47	17
	OKOPF/OKFS
Unit of measurement: thousand of RR	OKEI		384/385

Narrative	Line code	For the reporting period	For the same period of prior year
1	2	3	4
I. Income from and expenses on ordinary activity
Sales of goods, products, work, services less Value Added Tax, excises, and other similar compulsory payments)	010	48,622,255	34,989,253
Cost of goods, products, work, services sold	020	(30,072,732)	(23,143,338)
Total revenue	029	18,549,523	11,845,915
Sales expenses	030	(1,951,775)	(2,538,801)
General business expenses	040	—	—
Gross profit (loss) from sales	050	16,597,748	9,307,114
II. Other income and expenses			060
Interest receivable		451,371	223,900
Interest payable	070	(131,232)	(249,623)
Participation in other companies	080	332,552	45,158
Other operating income	090	48,773,043	48,103,823
Other operating expenses	100	(49,062,112)	(48,839,059)
Non-sale profit	120	1,181,626	498,558
Non-sale losses	130	(1,808,065)	(2,018,547)
Income (loss) before taxes	140	16,334,931	7,071,324
Deferred tax assets	141	595,933	—
Deferred tax liabilities	142	—	(7,430)
Current income tax	150	(4,691,197)	(1,760,745)
	180	—	—
Retained earnings (loss) of the reporting year	190	12,239,667	5,303,149
REFERENCE
Permanent deferred tax liabilities (assets)	200	(195,619)	(97,987)
Basic income (loss) per common share	202
Diluted income (loss) per common share	203

BALANCE SHEET

at December 31, 2005

Form N1

	OKUD Date (year, month, date)	CODES 710001 2005/12/31
Company: Joint stock company OAO “TATNEFT”	OKPO	136352
Taxpayer identification number	INN	1644003838
Field of activity: extraction, processing and marketing of crude oil	OKDP	11210
Legal form/property form:	OKOPF	47
Unit of measurement: thousand of RR	OKEI	384
Address: Almetevsk, Lenina st., 75

ASSETS	Line code	At beginning of reporting year	At end of reporting year
1	2	3	4
I. NON-CURRENT ASSETS
Intangible assets	110	24,424	23,235
Fixed assets	120	52,510,057	50,226,092
Construction in progress	130	4,889,658	4,231,595
Income-bearing lease investments	135	—	—
Long-term financial investments	140	17,127,255	25,838,289
Deferred tax assets	145	—	—
Other non-current assets	150	223,713	237,578
Total Section I	190	74,775,107	80,556,789
II. CURRENT ASSETS
Inventories	210	9,087,020	10,515,246
including:
raw, materials and other inventories	211	1,430,773	1,167,740
livestock	212	359	164
work in progress	213	110,580	101,030
finished goods and goods for resale	214	4,245,755	4,917,108
goods dispatched	215	1,611,188	2,643,381
expenses related to future periods	216	1,688,365	1,685,823
other inventories and expenses	217	—	—
Value Added Tax on goods purchased	220	4,100,001	2,872,009
Accounts receivable (payment expected beyond 12 months of the reporting date)	230	3,505,526	4,198,814
including:
buyers and customers	231	286,206	876,247
Accounts receivable (payment expected within 12 months of the reporting date)	240	24,167,984	30,704,935
including:
buyers and customers	241	15,708,365	16,707,993
Short-term investments	250	20,035,935	16,791,733
Monetary assets	260	3,810,907	14,310,913
Other current assets	270	15	—
Total Section II	290	64,707,388	79,393,650
TOTAL SECTIONS I and II	300	139,482,495	159,950,439

4

EQUITY AND LIABILITIES	Line code	At beginning of reporting year	At end of reporting year
1	2	3	4
III. EQUITY AND RESERVES
Charter capital	410	2,326,199	2,326,199
Treasury shares	411	—	—
Additional capital	420	39,672,747	39,307,748
Legal reserve including:	430	542,299	1,010,421
reserves and provisions formed in accordance with legislation	431	116,310	116,310
reserves and provisions formed in accordance with charter documents	432	425,989	894,111
Retained earnings (outstanding losses)	470	62,445,634	96,684,588
Total Section III	490	104,986,879	139,328,956
IV. NON-CURRENT LIABILITIES
Borrowings and bank loans	510	11,125,929	3,573,390
Deferred tax liabilities	515	1,530,684	2,093,376
Other non-current liabilities	520	—	2,390
Total Section IV	590	12,656,613	5,669,156
V. CURRENT LIABILITIES
Borrowings and bank loans	610	9,112,476	4,215,136
Accounts payable including:	620	11,689,082	9,528,221
suppliers and contractors	621	4,815,092	1,915,515
payable to staff	622	351,414	379,049
payable to state non-budget funds	623	55,971	77,493
payable to budget (taxes)	624	5,724,682	5,057,149
other creditors	625	741,923	2,099,015
Payable to participants (shareholders)	630	20,311	21,294
Income of future periods	640	239,530	383,931
Reserves for future expenses and payments	650	777,604	803,745
Other current liabilities	660	—	—
Total Section V	690	21,839,003	14,952,327
TOTAL SECTIONS III, IV, V	700	139,482,495	159,950,439

REFERENCE ON ITEMS ACCOUNTED ON OFF-BALANCE SHEET ACCOUNTS

Narrative	Line code	At beginning of reporting year	At end of reporting year
1	2	3	4
Rented fixed assets	910	4,582,971	4,614,484
(thereof by leasing)	911	3,309,649	3,254,574
Working and fixed assets received for storing	920	256,175	216,020
Goods on commission	930	—	—
Bad debts of insolvent debtors written off to losses	940	1,186,468	871,172
Securities of liabilities and payments received	950	—	—
Securities of liabilities and payments issued	960	1,988,857	2,390,186
Housing stock depreciation	970	19,064	16,265
Depreciation of auxiliary engineering facilities and	980	2,436	679
other similar items
Intangible assets received for use	990	—	—

PROFIT AND LOSS ACCOUNT

for the year ended December 31, 2005

	OKUD Date (year, month, date)		CODES 710001 2005/12/31
Company: Joint stock company OAO “TATNEFT”	OKPO		136352
Taxpayer identification number	INN		1644003838
Field of activity: extraction, processing and marketing of crude oil	OKDP		11210
Legal form/property form:		47	17
	OKOPF/OKFS
Unit of measurement: thousand of RR	OKEI		384

Narrative	Line code	For the reporting period	For the same period of prior year
1	2	3	4
I. Income from and expenses on ordinary activity
Sales of goods, products, work, services less Value Added Tax, excises, and other similar compulsory payments)	010	169,943,907	150,793,011
Cost of goods, products, work, services sold	020	(105,928,359)	(98,653,192)
Total revenue	029	64,015,548	52,139,819
Sales expenses	030	(9,489,966)	(10,651,085)
General business expenses	040	—	—
Gross profit (loss) from sales	050	54,525,582	41,488,734
II. Other income and expenses	060
Interest receivable		1,239,592	661,398
Interest payable	070	(742,747)	(1,390,786)
Participation in other companies	080	841,990	797,347
Other operating income	090	203,544,084	131,992,024
Other operating expenses	100	(205,114,755)	(134,184,198)
Non-sale profit	120	3,011,136	5,233,070
Non-sale losses	130	(6,860,437)	(8,383,179)
Income (loss) before taxes	140	50,444,445	36,214,410
Deferred tax assets	141	—	—
Deferred tax liabilities	142	(562,693)	(965,876)
Current income tax	150	(13,005,363)	(10,622,890)
	180	—	—
Retained earnings (loss) of the reporting year	190	36,876,389	24,625,644
REFERENCE
Permanent deferred tax liabilities (assets)	200	(1,488,237)	(1,978,075)
Basic income (loss) per common share	202	16.86	11.24
Diluted income (loss) per common share	203	16.86	11.24

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OAO TATNEFT

By:	/s/ Vladimir P. Lavushchenko
Name:	(Vladimir P. Lavushchenko)
Title:	(Deputy General Director for Economics, Chairman of Disclosure Committee)

Date: May 16, 2006